SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

ALTEON INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

02144G107 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02144G 10 7	13G	Page 2 of 5 Pages

1	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Ansbert Gadicke

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3	SEC Use Only

4	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 0 (1) 6 Shared Voting Power None 7 Sole Dispositive Power 0 (1) 8 Shared Dispositive Power None

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 0%

12	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 02144G 10 7	13G	Page 3 of 5 Pages

Item 1(a).		Name of Issuer:

Alteon Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

170 Williams Drive, Ramsey NJ 07446

Item 2(a).		Name of Person Filing:

Ansbert Gadicke

Item 2(b).		Address of Principal Business Office or, if none, Residence:

c/o MPM Capital L.P., 111 Huntington Avenue, 31st floor, Boston, MA 02199

Item 2(c).		Citizenship:

United States

Item 2(d).		Title of Class of Securities:

Common Stock

Item 2(e).		CUSIP Number:

02144G107

Item 3.	If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act,

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act,

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act,

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act,

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

	(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G),

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 02144G 10 7	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned: 0 (1)

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote None (1)

(ii) Shared power to vote or to direct the vote None

(iii) Sole power to dispose or to direct the disposition of None (1)

(iv) Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

(1) Includes shares held through entities advised and/or managed by MPM BioEquities Adviser LLC (“MPM BioEquities Adviser”) and the general partners and control person of such entities. MPM BioEquities Adviser is controlled by MPM Capital II GP LLC and is the adviser of MPM BioEquities Master Fund L.P., MPM BioEquities Fund GmbH & Co. KG and the direct and indirect general partners of which are MPM BioEquities GP L.P. and MPM BioEquities GP LLC. no shares are held of record by MPM BioEquities Master Fund L.P., and none are held at MPM BioEquities Fund GmbH & Co. KG. Each reporting person herein disclaims beneficial ownership of shares not directly held by such person.

CUSIP NO. 02144G 10 7	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004
Date

/s/ Ansbert Gadicke
Signature

/s/ Ansbert Gadicke
Name/Title